LAW OFFICE OF

C. RICHARD ROPKA, LLC

Gloucester County C.

Richard Ropka, LLM (Tax)

215 Fries Mill Road Turnersville, NJ  08012

Admitted to:

State of New Jersey

Camden County

United States Supreme Court

1101 Crane Drive, Suite 100

United States District Court

Cherry Hill, NJ  08003

United States Tax Court

Telephone: 856-374-1744

United States Court of Claims

Facsimile: 1-866-272-8505

July 5, 2012

Mr. Jeff Long

Senior Staff Accountant

U.S. Security and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Re:  Oracle Family of Funds

       File Nos. 333-168120 and 811-22423

Dear Mr. Jeff Long:

Following up your review of the above referenced mutual fund’s 2011 Annual Report, please find management’s responses.

Filing History:

Comment: An amended Form N-CSR was filed on 01/05/2012.  Identify the purpose of the filing.

Response:  The amended Annual Report filed on 01/05/12 was to correct grammatical errors in the shareholder letter.

Form N-CSR disclosure items:

Comment:  Items 2 and 3 are listed as “N/A” in the 8/31/11 N-CSR filing.  These items are applicable to an annual Form N-CSR.  Revise the Form N-CSR to include the information.  File an amended N-CSR.

Response:  These amendments have been included in the 8/31/2011 Form N-CSR filing dated on 07/02/2012.

Series and Class Information:

Comment:  Please update the series and class information in EDGAR to include ticker symbols for all classes of shares.  Currently, there are no ticker symbols.  Requirement to Update: S/C Funds are required by Rule 313 of Regulation S-T to keep current their information concerning their existing and new series and/or classes (or contracts, in the case of separate accounts), including series and/or class (contract) name and ticker symbol. If a class (or contract) later obtains a ticker symbol, the company must update the information for the class (or contract) to add the ticker symbol. To do this, filers need to use the series and class page on the Edgar filing website (https://www.edgarfiling.sec.gov/)

Response:  The information has been updated on EDGAR.

August 31, 2011 Financial Statements:

Comment: Under the Oracle Mutual Fund Performance Illustration and the Growth table representing the $10,000 example, the Instructions – Item #27 requires that a fund having a sales load (5.25%) adjust its starting figure accordingly.  Therefore, the starting figure should be amended to $9,475.00.

Response:  The performance graph has been updated to show ‘with load’ and ‘without load’.   These amendments have been included in the 8/31/2011 Form N-CSR filing dated 07/02/12.

Comment:  Disclose whether there were any significant transfers between Levels 1 and 2 and transfers into and out of Level 3 of the fair value hierarchy and the reasons for those transfers.

Response:  Language has been included to reflect no significant transfers. This amendment has been included in the 8/31/2011 Form N-CSR filing dated 07/02/2012.

Comment:  Statement of Assets and Liabilities:  Have the disclosure requirements of Regulation S-X, Article 6-04.12 been met regarding disclosures of payables to related parties, including Board of Directors?  (12.  Other liabilities. State separately (a) amounts payable for investment advisory, management and service fees; and (b) the total amount payable to: (1) Officers and directors; (2) controlled companies; and (3) other affiliates, excluding any amounts owing to noncontrolled affiliates which arose in the ordinary course of business and which are subject to usual trade terms.)

Response:  Only the Administration fees and Transfer Agent fees need to be broken out.  Accordingly, these amendments have been included in the 8/31/2011 Form N-CSR filing dated 07/02/2012.

Comment:  Note 9 to the Financial Statements do not include all of the disclosure requirements of Regulation S-K, Item 304.  Form N-1A, Item 27(b)(4) - (4) Changes in and Disagreements with Accountants. The information concerning changes in and disagreements with accountants and on accounting and financial disclosure required by Item 304 of Regulation S-K [17 CFR 229.304]. Item 304 of Regulation S-K: (3) The registrant shall provide the former accountant with a copy of the disclosures it is making in response to this Item 304(a) that the former accountant shall receive no later than the day that the disclosures are filed with the Commission. The registrant shall request the former accountant to furnish the registrant with a letter addressed to the Commission stating whether it agrees with the statements made by the registrant in response to this Item 304(a) and, if not, stating the respects in which it does not agree. The registrant shall file the former accountant's letter as an exhibit to the report on registration statement containing this disclosure. If the former accountant's letter is unavailable at the time of filing such report or registration statement, then the registrant shall request the former accountant to provide the letter as promptly as possible so that the registrant can file the letter with the Commission within ten business days after the filing of the report or registration statement. Notwithstanding the ten business day period, the registrant shall file the letter by amendment within two business days of receipt; if the letter is received on a Saturday, Sunday or holiday on which the Commission is not open for business, then the two business day period shall begin to run on and shall include the first business day thereafter. The former accountant may provide the registrant with an interim letter highlighting specific areas of concern and indicating that a more detailed letter will be forthcoming within the ten business day period noted above. If not filed with the report or registration statement containing the registrant's disclosure under this Item 304(a), then the interim letter, if any, shall be filed by the registrant by amendment within two business days of receipt.

Did the funds provide the former auditor with a copy of the disclosure filed as an exhibit to the NSAR and request a letter stating whether they agreed with the disclosure? Further, the shareholder letters has been amended accordingly.

Response:  The prior auditor has provided the Fund with the requisite letter and the same has been filed with the 08/31/11 amended Form N-SAR dated 06/25/12.  Further, Note #8 has been amended to reflect “staffing limitations” as the reason for the auditor’s withdraw and along with an amended shareholder letter.  These amendments have been reflected in Note #8 of the amended 8/31/2011 Form N-CSR filing dated 07/02/12.

 Comment:   Explain how Section 5 of the Investment Company Act of 1940 relating to the Fund’s Diversification is met based on the portfolio holdings represented in the Schedule of Investments in the 8/31/11 form N-CSR filing..

Response:  The holdings which exceed the 5% limitation are as a result of market fluctuations and not as a result of additional acquisitions.

Comment:   Administration Fee – The Administration Agreement calls for a minimum amount due the Fund’s Administrator of $2,500.00 per month.  The annual report reflected that the Administrator took only $19,501.00 and not $30,000.00. Explain this difference.

Response:  The Fund began operations on January 3, 2011 which was not a full fiscal year.  The reporting period was from January 3, 2011 through August 31, 2011.

Form N-PX filed 8/9/2011:

Comment:  Why did the Investment Advisor decided not to exercise its right to vote proxies for the Oracle Mutual Fund?  How is this in accordance with the Fund’s proxy voting policies and procedures?

Response:  While the Trust’s N-PX filing for the period ended June 30, 2011 reported that the Investment Advisor decided not to exercise its right to vote proxies on behalf the Oracle Mutual Fund, the more accurate disclosure would have been that there were no proxies required to be voted by the Investment Advisor on behalf of the Oracle Fund during the reporting period set forth in the form N-PX.

We acknowledge the following on behalf of our client, the above named registrant:

1)

 the fund is responsible for the adequacy and accuracy of the disclosure in the filings;

2)

 staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3)

 the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions, please contact me.

Very truly yours,

 /s/ C. Richard Ropka, Esq.

C. Richard Ropka, Esq.

CRR/ks